Filed by KKR & Co. L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:  KKR Private Equity Investors, L.P.

Registration No.: 333-144335

KKR Private Equity Investors and KKR & Co.
Extend Transaction Deadline

Guernsey, Channel Islands, April 24, 2009 – KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) and KKR & Co. L.P (“KKR”) today announced that they have extended to August 31, 2009 from April 27, 2009 the date by which the pending acquisition of all of the assets and liabilities of KPE by KKR (the “Transaction”) is required to be completed before either party may, subject to certain conditions, terminate the agreement relating to the Transaction.

KKR and the independent directors of KPE’s general partner continue their process of evaluating the advisability of the Transaction.  The Transaction is subject to customary closing conditions, and there can be no assurance as to whether or when the Transaction will be completed.

About KPE

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) is a Guernsey limited partnership that seeks to create long-term value by participating in private equity and other investments identified by Kohlberg Kravis Roberts & Co. (“KKR”).  As of December 31, 2008, over 95% of KPE’s $3.4 billion portfolio was comprised of limited partner interests in six KKR private equity funds, co-investments in 13 companies alongside the private equity funds and negotiated equity investments.  The remainder of KPE’s portfolio as of December 31, 2008 was invested primarily in cash and other temporary and opportunistic investments.  KPE is governed by its general partner’s board of directors, which is required to have a majority of independent directors, and makes its investments as the sole limited partner of another Guernsey limited partnership, KKR PEI Investments, L.P.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions.  Information concerning these ownership and transfer restrictions is included in the Investor Relations section of KPE’s website at www.kkrprivateequityinvestors.com.

No Offering Statement

This release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from KPE and that will contain detailed information about KPE and management, as well as financial statements.

Forward-Looking Statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations, liquidity, investments, business, net asset value and prospects of KPE and the transaction with KKR & Co. L.P.  By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  KPE does not undertake to update any of these forward-looking statements.

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Investor Contact:	Media Contacts:
Kate de Mul	Kohlberg Kravis Roberts & Co. L.P.
Investor Relations Manager	Peter McKillop
KKR KPE LLC	Kristi Huller
+1.212.659.2026	+1.212.750.8300
media@kkr.com

Additional Information about the Transaction and Where to Find It

This release contains information in respect of the proposed transaction involving KKR & Co. L.P. and KPE. In connection with the proposed transaction, KKR & Co. L.P. has filed with the Securities Exchange Commission (“SEC”) an amendment to its existing Registration Statement on Form S-1 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC.  INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR & Co. L.P. through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR & Co. L.P., 9 W. 57th Street, Suite 4200, New York, New York 10019, Attention: Investor Relations.